FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Pursuant to Rule 13a-16 or 15d-16 of the
                             Securities Act of 1934

                         For the month of January 2004

                                 MULTICANAL S.A.
             (Exact name of Registrant as specified in its charter)

                                MULTICHANNEL S.A.
                 (Translation of Registrant's name into English)

                                   Avalos 2057
                         (1431) Buenos Aires, Argentina
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F   X                       Form 40-F
                           -----                               -----
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                  No    X
                     ------                               -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                          82 - ______________________.


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BUENOS AIRES, January 15, 2004 - On December 17, 2003, the Juzgado Comercial
No. 4, Secretaria No. 8 (the Federal Commercial Trial Court No. 4) in and for the city of Buenos Aires, Argentina (the "Argentine Court") presiding over Multicanal S.A.'s (the "Company") acuerdo preventivo extrajudicial (the "APE") issued an order confirming that the Company had complied with all legal formalities required for the valid filing of its APE and ordering publication of the notices required by Article 74 of Chapter VII, Title II of Law No. 24.522, as amended for a period of five days in the Official Gazette of Argentina and in the newspaper La Nacion. The Company completed the publication of the Article 74 notices on December 31, 2003 and (because of a summer court holiday period in Argentina) the period for objections to the Argentine Court will extend from February 2 to February 13, 2004.


                                      * * *


               This press release is dated as of January 15, 2004.





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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                MULTICANAL S.A.



Buenos Aires, Argentina, January 15, 2004       By: /s/ Adrian Meszaros
                                                    -----------------------
                                                    Adrian Meszaros
                                                    Chief Financial Officer